SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BlackBerry Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

09228F103

(CUSIP Number)

Paul Rivett

President

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada, M5J 2N7

Telephone: (416) 367-4941

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

– With a copy to –

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario M5L 1E8

Telephone (416) 360-8484

November 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 23, 2012, as amended by Amendment No. 1 to Schedule 13D on September 23, 2013 and Amendment No. 2 on November 7, 2013 (as amended, the “Original Schedule 13D”, and, together with Amendment No. 2 and this Amendment No. 3 , the “Schedule 13D”) by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, United States Fire Insurance Company, TIG Insurance Company, General Fidelity Insurance Company, Northbridge Commercial Insurance Corporation, Odyssey Reinsurance Company, Zenith Insurance Company, Northbridge General Insurance Corporation, Federated Insurance Company of Canada, Northbridge Indemnity Insurance Corporation, Northbridge Personal Insurance Corporation, Clearwater Insurance Company, Zenith Insurance Company and Advent Underwriting Limited (collectively, the “Reporting Persons”). Except as specifically amended by this Amendment No. 3, items in the Schedule 13D are unchanged. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the Common Shares of Blackberry Limited (“BlackBerry”), without par value (the “Shares”). The address of the principal executive office of BlackBerry is 295 Philip Street, Waterloo, Ontario N2L 3W8.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text immediately prior to the last paragraph of Item 4:

“The Subscription Agreement has been amended by the First Amendment to Subscription Agreement, dated November 8, 2013, attached hereto as Exhibit 4 and incorporated herein by reference.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to the Schedule 13D:

Ex. 1:	Joint filing agreement dated as of July 17, 2012 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, United States Fire Insurance Company, TIG Insurance Company, General Fidelity Insurance Company, Northbridge Commercial Insurance Corporation, Odyssey Reinsurance Company, Zenith Insurance Company, a California corporation, Northbridge General Insurance Corporation, Federated Insurance Company of Canada, Northbridge Indemnity Insurance Corporation, Northbridge Personal Insurance Corporation, Clearwater Insurance Company, Zenith Insurance Company, a Canadian corporation, and Advent Underwriting Limited (filed with the Original Schedule 13D).

Ex. 4:	First Amendment to Subscription Agreement, dated November 7, 2013, among BlackBerry Limited, Fairfax Financial Holdings Limited and the other purchasers named therein (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	1109519 Ontario Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	The Sixty Two Investment Company Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	810679 Ontario Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	Fairfax Financial Holdings Limited

	By:	/s/ Paul Rivett
Name: Paul Rivett
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	United States Fire Insurance Company

	By:	/s/ James V. Kraus
Name: James V. Kraus
Title: Sr. Vice President, General Counsel and Secretary

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	TIG Insurance Company

	By:	/s/ John J. Bator
Name: John J. Bator
Title: CFO, Treasurer and Sr. Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	General Fidelity Insurance Company

	By:	/s/ John J. Bator
Name: John J. Bator
Title: CFO, Treasurer and Sr. Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	Northbridge Commercial Insurance Corporation

	By:	/s/ Craig Pinnock
Name: Craig Pinnock
Title: CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	Odyssey Reinsurance Company

	By:	/s/ Kirk Reische
Name: Kirk Reische
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	Zenith Insurance Company

	By:	/s/ Craig Pinnock
Name: Craig Pinnock
Title: CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	Northbridge General Insurance Corporation

	By:	/s/ Craig Pinnock
Name: Craig Pinnock
Title: CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	Federated Insurance Company of Canada

	By:	/s/ Craig Pinnock
Name: Craig Pinnock
Title: CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	Northbridge Indemnity Insurance Corporation

	By:	/s/ Craig Pinnock
Name: Craig Pinnock
Title: CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	Northbridge Personal Insurance Corporation

	By:	/s/ Craig Pinnock
Name: Craig Pinnock
Title: CFO

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	Clearwater Insurance Company

	By:	/s/ John J. Bator
Name: John J. Bator
Title: CFO, Treasurer and Sr. Vice President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	Zenith Insurance Company

	By:	/s/ Michael E. Jansen
Name: Michael E. Jansen
Title: EVP and General Counsel

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2013	Advent Underwriting Limited

	By:	/s/ Neil Ewing
Name: Neil Ewing
Title: Company Secretary

Exhibit Index

Exhibit No.	Description
Ex. 1:	Joint filing agreement dated as of July 17, 2012 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, United States Fire Insurance Company, TIG Insurance Company, General Fidelity Insurance Company, Northbridge Commercial Insurance Corporation, Odyssey Reinsurance Company, Zenith Insurance Company, a California corporation, Northbridge General Insurance Corporation, Federated Insurance Company of Canada, Northbridge Indemnity Insurance Corporation, Northbridge Personal Insurance Corporation, Clearwater Insurance Company, Zenith Insurance Company, a Canadian corporation, and Advent Underwriting Limited (filed with the Original Schedule 13D).

Ex. 4	First Amendment to Subscription Agreement, dated November 7, 2013, among BlackBerry Limited, Fairfax Financial Holdings Limited and the other purchasers named therein (filed herewith).